Zhejiang Kandi Vehicles Co.,Ltd Budget Plan Form

report before 5th of each month	unit:ten thousand RMB

month				Dec-12		Notes
				plan	ratify	
output				11200		
cost				9500		
increase(reduce) cost				7152		
Account receivables				18000		
accounts payable				5800		
sales revenue				11200		
Cost of goods				9100		
Profit and Loss				1400		
Balance amount at end of last month(cash)				**7442**		
operation income and expenses	cash inflow	sales revenue	cash sales	10		
			advance from customer			
			receivables recover	7900		
		taxes return				
		interest income		150		
		others		32000		
		total		40060		
	cash outflow	Payment to suppliers	on cash			
			prepayment			
			pay the accounts payable due	7050		
			discount of bank notes			
		salary,allowance,bonus		106		
		taxes expense		8		
		interest expense		180		
		Research and Development expense		8		
		others		20000		
		financial expense		48

attach: (1)details of each program	(2) list major program	(3) person in charge : (signature)	(4) preparer: finance department